EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited First Quarter 2024 Financial Results

Singapore, June 5, 2024 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “Market backdrop was more active in the first quarter, total revenue in the first quarter was US$78.9 million, representing a 12.8% increase sequentially and 19.0% increase compared to the same quarter last year. Benefiting from our brand strength and R&D capabilities, both GAAP and non-GAAP net income experienced significant growth. GAAP net income attributable to UP Fintech was US$12.3 million this quarter, compare to a net loss of US$1.8 million in the prior quarter and represent an increase of 54.8% year over year. Non-GAAP net income attributable to UP Fintech amounted to US$14.7 million this quarter, representing a 12.9 times increase quarter over quarter and a 42.4% increase year over year.

In the first quarter, we added 28,800 new funded accounts, bringing our total number of funded accounts at the end of the first quarter to 933,400, a 15% increase compared to the same quarter last year. In April and May, we already acquired more new funded accounts than in the first quarter, so we are confident of meeting our yearly guidance of 150,000 new funded accounts for 2024. Asset inflow remained strong, we saw net asset inflow of US$5.3 billion in the first quarter, offset by a US$2.9 billion mark to market loss, led total account balance rose by 7.4% quarter over quarter and 103.8% year over year to US$32.9 billion. The average net asset inflows of new funded clients in Singapore and Hong Kong during the first quarter were approximately US$14,000 and US$18,000 respectively, demonstrating our strategy to penetrate deep in these competitive markets is yielding results and can attract high quality users.

In first quarter, we launched numerous localized products and features to enhance the user experience. In Singapore, we collaborated with a local licensed partner to roll out the Tiger BOSS Debit Card in late February, the first kind of debit card in Singapore that allows users to earn fractional shares for every dollar they spend. Additionally, catering to Singapore local practice, we launched Cash Boost Account in April, which enables local users to Contra Trading with instant trading limit of up to SGD 20,000 and no initial deposit required. Tiger Brokers is proud to be the first Fintech broker in Singapore to offer such services.

In Hong Kong, we officially launched spot cryptocurrency trading services for professional investor. By integrating Tiger Brokers' technology-driven brokerage expertise, we aim to provide professional investors in Hong Kong unparalleled convenience of seamless trading across both traditional securities and cryptocurrencies on a unified platform. Furthermore, in March, we obtained a Type 9 license from Hong Kong's Securities and Futures Commission (SFC) to provide asset management services, including discretionary account and collective investment scheme services, to both retail and professional investor clients. We also rolled out the Overnight Trading feature, which allows users, particularly in the Asia-Pacific region, to trade U.S. stocks and ETFs during local market hours and capture more market opportunities.

In our Corporate business, we underwrote a total of 5 U.S. and Hong Kong IPOs in the first quarter, including “Concord Healthcare Group” and “Lianlian Digitech”. In our ESOP business, we added 22 new clients in the first quarter, bringing the total number of ESOP clients served to 557 as of March 31, 2024.”

Financial Highlights for First Quarter 2024

•
Total revenues were US$78.9 million, an increase of 19.0% year-over-year and an increase of 12.8% quarter-over-quarter.
•
Total net revenues were US$64.2 million, an increase of 10.8% year-over-year and an increase of 18.8% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$12.3 million compared to a net income of US$8.0 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$14.7 million, compared to a non-GAAP net income of US$10.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for First Quarter 2024

•
Total account balance increased 103.8% year-over-year to US$32.9 billion.
•
Total margin financing and securities lending balance increased 25.0% year-over-year to US$2.8 billion.
•
Total number of customers with deposit increased 15.0% year-over-year to 933,400.

Selected Operating Data for First Quarter 2024

	As of and for the three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
In 000's
Number of customer accounts	2,060.5	2,195.7	2,247.4
Number of customers with deposits	811.9	904.6	933.4
Number of options and futures contracts traded	7,885.6	8,044.5	10,850.3
In USD millions
Trading volume	67,044.1	81,765.2	85,410.6
Trading volume of stocks	22,990.5	19,711.6	28,606.3
Total account balance	16,128.5	30,597.5	32,872.1

First Quarter 2024 Financial Results

REVENUES

Total revenues were US$78.9 million, an increase of 19.0% from US$66.3 million in the same quarter of last year.

Commissions were US$27.8 million, an increase of 9.2% from US$25.4 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.8 million, a slight decrease of 0.7% from US$2.9 million in the same quarter of last year.

Interest income was US$43.8 million, an increase of 26.8% from US$34.6 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities.

Other revenues were US$4.5 million, an increase of 30.2% from US$3.4 million in the same quarter of last year, primarily due to the increase in currency exchange services.

Interest expense was US$14.8 million, an increase of 75.9% from US$8.4 million in the same quarter of last year, primarily due to increased interest rates.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$50.8 million, an increase of 10.6% from US$45.9 million in the same quarter of last year.

Execution and clearing expenses were US$2.2 million, a decrease of 8.3% from US$2.4 million in the same quarter of last year due to more self-clearing of US and HK equities.

Employee compensation and benefits expenses were US$27.8 million, an increase of 13.9% from US$24.4 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.1 million, a decrease of 11.9% from US$2.4 million in the same quarter of last year.

Communication and market data expenses were US$8.6 million, an increase of 23.1% from US$7.0 million in the same quarter of last year due to the increase IT-related service fees.

Marketing and branding expenses were US$4.4 million, a decrease of 15.3% from US$5.2 million in the same quarter of last year, as we keep optimizing our marketing channel and strategy.

General and administrative expenses were US$5.7 million, an increase of 25.9% from US$4.5 million in the same quarter of last year due to an increase in professional service fees.

NET INCOME/LOSS attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$12.3 million, as compared to a net income of US$8.0 million in the same quarter of last year. Net income per ADS – diluted was US$0.077, as compared to a net income per ADS – diluted of US$0.051 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation, was US$14.7 million, as compared to a US$10.3 million non-GAAP net income attributable to ordinary shareholders of UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.092 as compared to a non-GAAP net income per ADS – diluted of US$0.066 in the same quarter of last year.

For the first quarter of 2024, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 163,468,197. As of March 31, 2024, the Company had a total of 2,353,365,632 Class A and B ordinary shares outstanding, or the equivalent of 156,891,042 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of March 31, 2024, the Company's cash and cash equivalents and term deposits were US$363.9 million, compared to US$327.7 million as of December 31, 2023.

As of March 31, 2024, the allowance balance of receivables from customers was US$1.2 million compared to US$1.0 million as of December 31, 2023, which was due to an increase in our user base and stock price fluctuation.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on June 5, 2024, U.S. Eastern Time (8:00 PM on June 5, 2024 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link: https://register.vevent.com/register/BI243516c3bc564f76bb99a5caf0b950be

It will automatically lead to the registration page of "UP Fintech Holding Limited First Quarter 2024 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 22, 2024. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$"))

	As of December 31,	As of March31,
	2023	2024
	US$	US$
Assets:
Cash and cash equivalents	322,599,616	358,873,408
Cash-segregated for regulatory purpose	1,617,154,185	1,561,409,988
Term deposits	896,683	876,167
Receivables from customers (net of allowance of US$991,286 and US$1,183,991 as of December 31, 2023 and March 31, 2024)	753,361,199	798,759,299
Receivables from brokers, dealers, and clearing organizations	541,876,929	936,236,543
Financial instruments held, at fair value	428,159,554	262,425,038
Prepaid expenses and other current assets	17,936,180	13,361,951
Amounts due from related parties	7,987,756	8,214,749
Total current assets	3,689,972,102	3,940,157,143
Non-current assets:
Long-term deposits	4,225,412	4,154,952
Right-of-use assets	9,067,885	13,835,098
Property, equipment and intangible assets, net	16,429,543	16,228,825
Goodwill	2,492,668	2,492,668
Long-term investments	7,586,483	7,542,798
Other non-current assets	5,282,012	5,212,631
Deferred tax assets	10,990,998	9,471,791
Total non-current assets	56,075,001	58,938,763
Total assets	3,746,047,103	3,999,095,906
Current liabilities:
Payables to customers	2,913,306,558	2,648,078,201
Payables to brokers, dealers and clearing organizations:	114,771,931	605,575,013
Accrued expenses and other current liabilities	42,381,946	44,654,243
Deferred income-current	819,809	—
Lease liabilities-current	4,133,883	5,102,051
Amounts due to related parties	10,148,142	21,636,043
Total current liabilities	3,085,562,269	3,325,045,551
Convertible bonds	156,887,691	157,532,812
Lease liabilities- non-current	4,777,134	8,407,275
Deferred tax liabilities	3,397,831	2,742,681
Total liabilities	3,250,624,925	3,493,728,319
Mezzanine equity
Redeemable non-controlling interests	6,706,660	6,753,409
Total Mezzanine equity	6,706,660	6,753,409
Shareholders’ equity:
Class A ordinary shares	22,528	22,557
Class B ordinary shares	976	976
Additional paid-in capital	505,448,080	507,681,276
Statutory reserve	8,511,039	8,511,039
Accumulated deficit	(19,600,434)	(7,118,965)
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(3,232,993)	(8,028,493)
Total UP Fintech shareholders’ equity	488,976,377	498,895,571
Non-controlling interests	(260,859)	(281,393)
Total equity	488,715,518	498,614,178
Total liabilities, mezzanine equity and equity	3,746,047,103	3,999,095,906

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Revenues(a):
Commissions	25,438,506	21,954,587	27,786,218
Interest related income
Financing service fees	2,852,583	3,174,949	2,832,065
Interest income	34,587,516	39,956,315	43,841,220
Other revenues	3,447,071	4,895,109	4,488,989
Total revenues	66,325,676	69,980,960	78,948,492
Interest expense	(8,407,961)	(15,995,738)	(14,789,835)
Total net revenues	57,917,715	53,985,222	64,158,657
Operating costs and expenses:
Execution and clearing	(2,431,835)	(2,244,785)	(2,230,863)
Employee compensation and benefits	(24,406,288)	(26,458,931)	(27,787,218)
Occupancy, depreciation and amortization	(2,432,786)	(2,190,610)	(2,144,337)
Communication and market data(a)	(6,956,631)	(8,532,128)	(8,561,482)
Marketing and branding	(5,184,197)	(5,790,739)	(4,390,987)
General and administrative	(4,500,720)	(7,293,530)	(5,667,137)
Total operating costs and expenses	(45,912,457)	(52,510,723)	(50,782,024)
Other income (expense):
Others, net	331,666	(1,664,053)	3,615,219
Income (loss) before income tax	12,336,924	(189,554)	16,991,852
Income tax expenses	(4,317,220)	(1,498,639)	(4,528,297)
Net income (loss)	8,019,704	(1,688,193)	12,463,555
Less: net loss attributable to non-controlling interests	(51,014)	(1,293)	(17,914)
Accretion of redeemable non-controlling interests to redemption value	(107,285)	(148,624)	(151,322)
Net income (loss) attributable to ordinary shareholders of UP Fintech	7,963,433	(1,835,524)	12,330,147
Other comprehensive income (loss), net of tax:
Unrealized loss on available-for-sale investments	—	(450,325)	—
Changes in cumulative foreign currency translation adjustment	388,546	7,261,631	(4,791,040)
Total Comprehensive income	8,408,250	5,123,113	7,672,515
Less: comprehensive loss attributable to non-controlling interests	(51,422)	(8,222)	(13,454)
Accretion of redeemable non-controlling interests to redemption value	(107,285)	(148,624)	(151,322)
Total Comprehensive income attributable to ordinary shareholders of Up Fintech	8,352,387	4,982,711	7,534,647
Net income (loss) per ordinary share:
Basic	0.003	(0.001)	0.005
Diluted	0.003	(0.001)	0.005
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.052	(0.012)	0.079
Diluted	0.051	(0.012)	0.077
Weighted average number of ordinary shares used in calculating net income (loss) per ordinary share:
Basic	2,312,971,270	2,336,018,747	2,342,468,897
Diluted	2,404,737,701	2,336,018,747	2,452,022,959

(a) Includes the following revenues, operating costs and expenses resulting from transactions with related parties as follow:

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2023	2024
	US$	US$	US$
Revenues:
Commissions	1,197	115,236	42,647
Interest related income
Interest income	40,612	1,270,287	845,345
Communication and market data	(34,650)	(39,690)	(39,690)

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended March 31, 2023				For the three months ended December 31, 2023				For the three months ended March 31, 2024
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,363,930	(1)			2,896,312	(1)			2,380,637	(1)
Net income (loss) attributable to ordinary shareholders of UP Fintech	7,963,433	2,363,930		10,327,363	(1,835,524)	2,896,312		1,060,788	12,330,147	2,380,637		14,710,784

Net income (loss) per ADS - diluted	0.051			0.066	(0.012)			0.007	0.077			0.092
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	160,315,847			160,315,847	155,734,583			157,931,785	163,468,197			163,468,197
(1)
Share-based compensation.